                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              The Brazil Fund, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                    105759104
                                 (CUSIP Number)

                              Bruno Sangle-Ferriere
                             Carrousel Capital Ltd.
                              203-205 Brompton Road
                                 London SW3 1LA

                                +44 20 7823 7044



--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 29, 2004
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 11 Pages)

-------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            Page 2 of 11 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carrousel Fund Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]   (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         8     SHARED VOTING POWER
         EACH                 484,600
      REPORTING         --------------------------------------------------------
     PERSON WITH        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              484,600
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         484,600
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.98%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO; IV*
--------------------------------------------------------------------------------

* Not registered under the Investment Company Act of 1940

                                                            Page 3 of 11 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Carrousel Fund II Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]   (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         8     SHARED VOTING POWER
         EACH                 485,400
      REPORTING         --------------------------------------------------------
     PERSON WITH        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              485,400
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         485,400
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.99%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO; IV*
--------------------------------------------------------------------------------

* Not registered under the Investment Company Act of 1940

                                                            Page 4 of 11 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carrousel Capital Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]   (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United Kingdom
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         8     SHARED VOTING POWER
         EACH                 970,185
      REPORTING         --------------------------------------------------------
     PERSON WITH        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              970,185
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         970,185
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.97%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO; IA*
--------------------------------------------------------------------------------

* Not registered under the Investment Company Act of 1940

                                                            Page 5 of 11 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bruno Sangle-Ferriere
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]   (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         France
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         8     SHARED VOTING POWER
         EACH                 970,185
      REPORTING         --------------------------------------------------------
     PERSON WITH        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              970,185
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         970,185
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.97%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                                              Page 6 of 11 Pages


ITEM 1.           SECURITY AND ISSUER

         This statement on Schedule 13D relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of The Brazil Fund, Inc., a Maryland corporation (the "Fund"). The principal executive offices of the Fund are located at 345 Park Avenue, New York, New York 10154.

ITEM 2.           IDENTITY AND BACKGROUND

         This statement is being filed jointly by: (a) The Carrousel Fund Ltd. ("Carrousel Fund I"), (b) The Carrousel Fund II Limited ("Carrousel Fund II"),
(c) Carrousel Capital Ltd. ("Carrousel"), and (d) Bruno Sangle-Ferriere ("Sangle-Ferriere" and, collectively with Carrousel Fund I, Carrousel Fund II and Carrousel Capital, the "Reporting Persons").

         Carrousel Fund I is a private investment company organized under the laws of the Cayman Islands created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment activities. The address of Carrousel Fund I's principal business and principal office is Walker House, P.O. Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

         Carrousel Fund II is a private investment company organized under the laws of the Cayman Islands created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment activities. The address of Carrousel Fund II's principal business and principal office is Walker House, P.O. Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

         Carrousel is organized under of the laws of the United Kingdom and is the investment manager of each of Carrousel Fund I and Carrousel Fund II, subject to the overall control of the board of directors of each of Carrousel Fund I and Carrousel Fund II. Carrousel is regulated in the United Kingdom by the Financial Services Authority (FSA) and is registered in the United States with the National Futures Association (NFA) as a Commodity Trading Advisor and a Commodity Pool Operator. The address of Carrousel's principal business and principal office is 203-205 Brompton Road, London SW3 1LA.

         Sangle-Ferriere owns 50% of the outstanding equity of Carrousel and 100% of the voting equity of Carrousel. Sangle-Ferriere is a French citizen and his principal occupation is that of a portfolio manager of each of Carrousel Fund I and Carrousel Fund II and principal of Carrousel Capital Ltd. His business address is 203-205 Brompton Road, London SW3 1LA.

         Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth below are the respective names, business addresses, principal present occupations and citizenships of the executive officers and directors of each of Carrousel Fund I, Carrousel Fund II and Carrousel.

         The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Carrousel Fund I are:

1.    NAME: Brian Wilkinson

                                                              Page 7 of 11 Pages


         BUSINESS ADDRESS: Europa House, Harcourt St., Dublin 2, Ireland

         PRINCIPAL OCCUPATION: Director of Management International, (Dublin) (a fund administration company)

         CITIZENSHIP: Irish

2.       NAME:  Andrew Clark

         BUSINESS ADDRESS: No. 1 Bd Theodore Roosevelt, Petite Afrique, Beaulieu Sur Mer, France

         PRINCIPAL OCCUPATION: Founder of Churchill Capital (a brokerage company)

         CITIZENSHIP: British

3.       NAME:  Pierre-Alexis Cosandier

         BUSINESS ADDRESS: 5 Route De Florissant, Case Postale 91, CH1211 Geneve, Geneve 25, Switzerland

         PRINCIPAL OCCUPATION: Founder and Managing Director of FLORAM (a financial advisory firm)

         CITIZENSHIP: Swiss

4.       NAME:  Daniel Emery

         BUSINESS ADDRESS: Immeuble Continental, 3965 Crans Montana, Switzerland

         PRINCIPAL OCCUPATION: Director and Partner of FIDAG (a tax advisory firm)

         CITIZENSHIP:  Swiss

5.       NAME:  Andre Paulin

         BUSINESS ADDRESS: 3 Rue Du Faubourg St. Honore, 75008 Paris, France

         PRINCIPAL OCCUPATION: General Partner and Founder of Balzac Partners (a financial consulting firm)

         CITIZENSHIP: French

         The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Carrousel Fund II are as follows:

1.       NAME:  Robert Paul King

         BUSINESS ADDRESS: Trafalgar House, PO Box 255, Les Banques, St. Peter Port, Guernsey, Channel Islands GY1 3QL

                                                              Page 8 of 11 Pages


         PRINCIPAL OCCUPATION: Manager of Guernsey International Fund Managers Limited (fund management advisory company)

         CITIZENSHIP: British

2.       NAME:  Francis Cornut

         BUSINESS ADDRESS: 3 Rue Desrenaudes, 75017, Paris, France

         PRINCIPAL OCCUPATION: Director and Founder of Derivexperts Ltd. (a company that provides consulting and independent valuation services in the area of equity derivatives)

         CITIZENSHIP:  French

3.       NAME:  David Sydney Copperwaite

         BUSINESS ADDRESS: The Old Farm, Les Varendes, St. Andrew, Guernsey GY6 8TE

         PRINCIPAL OCCUPATION: Principal, Channel Islands Management Services Limited (an offshore fund management advisory company)

         CITIZENSHIP:  British

         The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Carrousel are as follows:

1.       NAME:  Bruno Sangle-Ferriere (See above for all other information)

         During the past five years, neither Carrousel Fund I, Carrousel Fund II, Carrousel nor any of their respective executive officers and directors, including Sangle-Ferriere, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The funds used to purchase the shares of Common Stock described in this statement were acquired through open market purchases and were derived from Carrousel Fund I's and Carrousel Fund II's investment capital. The aggregate amount of the funds used to purchase all of the shares purchased by Carrousel Fund I and Carrousel II is $3,734,077 and $11,371,078, respectively.

ITEM 4.    PURPOSE OF TRANSACTION

         On April 5, 2004, Carrousel entered into a Consultancy Agreement (the "Consultancy Agreement") with Francis Rupert Chad Lea, Bruno Sangle-Ferriere, Lea Green Ltd. and Carrousel Capital Ltd. that provides, among other things, that Lea Green Ltd. (an entity of which Mr. Lea is the sole beneficiary) will assist Carrousel in seeking to cause the Fund to take certain corporate actions with a view to enhancing shareholder value. The foregoing description of the

                                                              Page 9 of 11 Pages


Consultancy Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Consultancy Agreement, which is filed as Exhibit D hereto and is incorporated herein by reference.

         On April 5, 2004, in accordance with Section 2(11) of the Fund's Bylaws, Carrousel Fund I sent a letter (the "Nomination Letter") to the Fund to provide notice of its intent to nominate each of David Sydney Copperwaite, Francis Rupert Chad Lea and Antonio Henrique Prado for election as a Class III Director at the Fund's 2004 Annual Meeting of Stockholders. As disclosed in the Nomination Letter, David Sydney Copperwaite is the principal of Channel Islands Management Services Limited, an offshore fund management advisory company (and, as noted above, a director of Carrousel Fund II); Francis Rupert Chad Lea is a financial consultant of MSS Capital, an investment adviser; and Antonio Henrique Prado is a consultant of E-Platform Venture Partners, a Brazilian venture capital firm. The foregoing description of the Nomination Letter is not intended to be complete and is qualified in its entirety by the complete text of the Nomination Letter, which is filed as Exhibit E hereto and is incorporated herein by reference.

         Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER

(a) As of the date hereof, Carrousel and Sangle-Ferriere beneficially own: (i) 185 shares of Common Stock, which represents less than 0.01% of the issued and outstanding Common Stock; (ii) 484,600 shares of Common Stock together with Carrousel Fund I, which represents approximately 2.98% of the issued and outstanding Common Stock; and (iii) 485,400 shares of Common Stock together with Carrousel Fund II, which represents approximately 2.99% of the issued and outstanding Common Stock. Accordingly, Carrousel and Sangle-Ferriere are, as of the date hereof, beneficial owners of an aggregate of 970,185 shares of Common Stock, constituting approximately 5.97% of the shares of Common Stock outstanding. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 beneficially owns any shares of Common Stock.

(b) As of the date hereof, Carrousel and Sangle-Ferriere share: (i) the power to vote and dispose of 185 shares of Common Stock; (ii) the power to vote and dispose of 484,600 shares of Common Stock with Carrousel Fund I; and (iii) the power to vote and dispose of 485,400 shares of Common Stock with Carrousel Fund
II. Accordingly, Carrousel and Sangle-Ferriere, as of the date hereof, have voting power and dispositive power over an aggregate of 970,185 shares of Common Stock, constituting approximately 5.97% of the shares of Common Stock outstanding. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.

                                                             Page 10 of 11 Pages


(c) Except as described below, no transactions in the shares of Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, during the past sixty days.

         During the past 60 days, the following open market purchases of Common Stock have been made by Carrousel Fund I:

----------------------------------------------------------------------------------------
   DATE OF PURCHASE     NUMBER OF SHARES OF COMMON STOCK BOUGHT      PRICE PAID/SHARE
----------------------------------------------------------------------------------------
    March 29, 2004                      25,000                            $22.41
----------------------------------------------------------------------------------------

         During the past 60 days, the following open market purchases of Common Stock have been made by Carrousel Fund II:

-----------------------------------------------------------------------------------------
   DATE OF PURCHASE      NUMBER OF SHARES OF COMMON STOCK BOUGHT      PRICE PAID/SHARE
-----------------------------------------------------------------------------------------
    March 29, 2004                       155,000                           $22.41
-----------------------------------------------------------------------------------------

(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Carrousel is the exclusive investment manager to Carrousel Fund I and Carrousel Find II pursuant to certain agreements dated June 2003 and September 2003, respectively.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A.  Agreement of Joint Filing

Exhibit B.  Power of Attorney, dated as of March 30, 2004, relating to Carrousel
            Fund I

Exhibit C.  Power of Attorney, dated as of March 30, 2004, relating to Carrousel
            Fund II

Exhibit D.  Consultancy Agreement, effective as of April 5, 2004, by and among
            Rupert Lea, Bruno Sangle-Ferriere, Lea Green Ltd. and Carrousel Capital Ltd.

Exhibit E.  Letter, dated April 5, 2004, from Carrousel Fund Ltd. to
            The Brazil Fund, Inc.

                                                             Page 11 of 11 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         THE CARROUSEL FUND LTD.


                                         By: /s/ Bruno Sangle-Ferriere
                                             ------------------------------
                                             Name: Bruno Sangle-Ferriere
                                             Title: Attorney-in-fact


                                         THE CARROUSEL FUND II LIMITED


                                         By: /s/ Bruno Sangle-Ferriere
                                             ------------------------------
                                             Name: Bruno Sangle-Ferriere
                                             Title: Attorney-in-fact

                                         CARROUSEL CAPITAL LTD.



                                         By: /s/ Bruno Sangle-Ferriere
                                             ------------------------------
                                             Name: Bruno Sangle-Ferriere
                                             Title: Director


                                             /s/ Bruno Sangle-Ferriere
                                             ------------------------------
                                             Bruno Sangle-Ferriere